Form C: Exhibit B

TRIUMPH WINE GROUP, LLC

FINANCIAL STATEMENTS

MARCH, 31, 2017

TABLE OF CONTENTS



3458 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Triumph Wine Group, LLC
Napa, California

We have reviewed the accompanying financial statements of Triumph Wine Group, LLC, which comprise the balance sheet as of March 31, 2017, and the related statements of operations, members' equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



3458 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

KBL, LLP

April 13, 2017

TRIUMPH WINE GROUP LLC
BALANCE SHEET
MARCH 31, 2017

ASSETS

Current assets:				
Cash	$	36,512		
Inventories		183,857		
Note receivable from member		50,000		
Total current assets			$	270,369
Other assets:				
Net property and equipment				8,490
Trademark				410,000
Other				5,000
Total assets			$	693,859

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:				
Note payable to member	$	250,000		
Note payable - business purchase		293,857		
Total current liabilities			$	543,857
Members' equity				150,002
Total liabilities and members' equity			$	693,859

TRIUMPH WINE GROUP LLC
STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2017

		Amount
Net sales	$	175
Operating expenses		17,889
Net loss	$	(17,714)

See Independent Accountants' Review Report
The accompanying notes are an integral part of this statement

TRIUMPH WINE GROUP LLC
STATEMENT OF MEMBERS' EQUITY
THREE MONTHS ENDED MARCH 31, 2017

	Members' equity
Balance at December 31, 2016	$ 17,716
Member contributions	150,000
Net loss for the three months ended March 31, 2017	(17,714)
Balance, March 31, 2017	$ 150,002

TRIUMPH WINE GROUP LLC
STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2017

Cash flows (used in) operating activities		
Net loss		$ (17,714)
Cash flows provided by (used in) financing activities		
Member contributions	150,000	
Payments on notes payable	(100,000)	
Net cash provided by financing activities		50,000
Increase in cash		32,286
Cash and cash equivalents - beginning of period		4,226
Cash and cash equivalents - end of period		$ 36,512
Supplemental information		
Cash paid for:		
Interest		$ -
Income taxes		$ -

See Independent Accountants' Review Report
The accompanying notes are an integral part of this statement

1. **BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Formation and Business Activity

Triumph Wine Group, LLC (the Company) was formed as a limited liability company on September 2, 2016 in the State of California and has adopted December 31est as its fiscal year end. The Company is headquartered in Napa California.

The Company plans to distribute wines under the brand names "Triumph Cellars" and "Calistoga Cellars" which comprise of wines produced in the Napa Valley region of California.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market as determined by using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided by the use of the straight-line and accelerated methods over the estimated useful lives of the assets, which range from five to seven years.

Long-lived Assets

The Company's long-lived assets and other assets (consisting of property and equipment) are reviewed for impairment in accordance with the guidance of the FASB Topic ASC 360, "Property, Plant, and Equipment", and FASB ASC Topic 205 "Presentation of Financial Statements". The Company tests for impairment losses on long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management's estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial positions. Fair value is determined through various valuation techniques including discounted cash-flow models, quoted market values and third-party independent appraisals, as considered necessary. Through March 31, 2017 the Company had not experienced impairment losses on its long-lived assets. However, there can be no assurances that demand for the Company's products or services will continue, which could result in an impairment of long-lived assets in the future.

1. **BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Trademark

Trademark is considered to have an infinite useful life and therefore is not amortized. The trademark is evaluated annually for impairment or more frequently if facts and circumstances indicate that this asset may be impaired.

Income Taxes

The Company's members have elected to be taxed as a partnership for federal income tax purposes. Accordingly, all of the Company's taxable income is passed through directly to the members and the Company incurs only minimal state income taxes.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair value of such financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet. The Company's financial instruments consist of cash, notes receivable, and notes payable. The carrying amounts of the Company's financial instruments generally approximate their fair values at March 31, 2017.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. **GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. For the three months ended March 31, 2017 the Company had a working capital deficit of approximately $274,000 and had net losses of approximately $18,000 with little revenue earned since inception, and a lack of operational history. These matters, among others, raise substantial doubt about the Company's ability to continue as a going concern.

While the Company is attempting to commence operations and generate revenues, the Company's cash position may not be significant enough to support the Company's daily operations. Management intends to raise additional funds by way of private offerings of ownership units. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate revenues.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. **INVENTORIES**

Inventories at March 31, 2017 consist of the following:

Bulk inventory	$	107,657
Finished goods		76,200
	$	183,857

4. **PROPERTY AND EQUIPMENT**

Property and equipment consist of the following:

Barrels	$	6,800
Racks		1,690
	$	8,490

5. **NOTE RECEIVABLE FROM MEMBER**

The note receivable from member is due on or before June 30, 2017. The note is unsecured and bears interest at the rate of 5% per annum.

6. **NOTE PAYABLE TO MEMBER**

The note payable to member is due on or before August 6, 2017. The note is unsecured and bears interest at the rate of 10% per annum.

7. **NOTE PAYABLE – BUSINESS PURCHASE**

The note payable is due on or before May 2, 2017. The note is unsecured and without interest.

8. **NON-CASH FINANCING ACTIVITES**

During the three months ended March 31, 2017, the Company acquired inventory in the amount of $183,857 in exchange for debt. The Company also acquired $310,000 of its trademark in exchange for debt.

9. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through April 13, 2017 which is the date the financial statements were available to be issued.